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STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

August 26, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust (the “Trust”)
(File No. 033-79708; 811-08542)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the Trust’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on August 5, 2016 relating to the Special Meeting of Shareholders (the “Meeting”) of the James Alpha Global Real Estate Investments Portfolio (the “Portfolio”), an existing series of the Trust, being held for the purpose of asking shareholders of the Portfolio to vote on the following proposals: (1) to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Ascent Investment Advisors, LLC (“Ascent”); (2) to approve a new sub-advisory agreement between Ascent and Ranger Global Real Estate Advisors, LLC (“Ranger”) for the Portfolio; (3) to implement a “manager of managers” structure permitting the Portfolio’s primary investment adviser, in the future, to select and contract with investment sub-advisers for the Portfolio after obtaining the approval of the Board of Trustees, but without obtaining shareholder approval; (4) to approve adjournments of the Meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Meeting to constitute a quorum or to approve Proposal 1, 2 or 3; and (5) to transact such other business as may properly come before the Meeting or any adjournments thereof. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Proxy Statement on its behalf. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about August 26, 2016. Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.	Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. This letter includes the “Tandy” information and will be filed via EDGAR.

Comment 2.	Please disclose, in either the letter to shareholders or the Questions and Answers section, that Ranger is a newly formed entity with no investment advisory experience.

Response 2. The disclosure has been revised accordingly.

Comment 3.	Under the heading “Proposal 1: Approval of A NEW Investment Advisory Agreement,” please disclose the percentage of ownership that James Alpha Advisors, LLC (“JAA”) currently holds in Ascent. Please confirm supplementally that JAA may avail itself of the carveout in Section 15(f)(4)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”). If JAA may not rely on Section 15(f)(4)(B), please revise the Proxy Statement to include the representations described in Sections 15(f)(1) and (2) of the 1940 Act.

Response 3. The disclosure has been revised to include JAA’s percentage ownership in Ascent. Although the Registrant believes that the Transaction may not require reliance on Section 15(f), the Registrant, Ascent and Ranger have agreed to comply with the conditions of Section 15(f). Accordingly, the disclosure has been revised to include the representations described in Sections 15(f).

Comment 4.	In each of Proposal 1 and Proposal 2, under the headings “INFORMATION ABOUT ASCENT AND ITS AFFILIATES” and “INFORMATION ABOUT RANGER AND ITS AFFILIATES,” respectively, please include the ownership information (before and after the change in ownership) required by Item 22(c)(3) and (4) of Schedule 14A.

Response 4. The disclosure has been revised accordingly. As noted in the proxy statement under “INFORMATION ABOUT RANGER AND ITS AFFILIATES,” Ranger is a newly formed entity and its ownership will not change in connection with the Transaction. Although the Registrant believes Item 22(c)(4) and the instructions to Item 22(c)(3) are inapplicable because the relevant entities are not corporations or partnerships, the ownership information required by these Items has been added, as applicable.

Comment	5. Under the heading “Board Considerations in Approving the New ADVISORY Agreement,” please include, if applicable, the safe harbor representations called for in Sections 15(f)(1)(A) and (B) of the 1940 Act. Specifically, in connection with the unfair burden representation in Section 15(f)(1)(B), please state whether there would be any brokerage compensation received, as such compensation would not be permitted in terms of determining whether there is an unfair burden.

Response 5. See response to Comment 3. The Registrant supplementally confirms that there will not be any impermissible brokerage compensation received in connection with the Transaction.

Comment 6.	Under the heading “Board Considerations in Approving the New ADVISORY Agreement—Nature, Quality and Scope of Services,” please disclose that Andrew J. Duffy will own more than 25% of Ranger and be deemed to control Ranger.

Response 6. The disclosure has been revised accordingly.

Comment 7.	Under the heading “PROPOSAL 2 – APPROVAL OF A NEW SUB-ADVISORY AGREEMENT,” the disclosure states that “the Minority Owners of Ascent are expected to complete the Transaction, in which they will relinquish their ownership positions in Ascent, leaving Ascent 100% owned by JAA, and assume ownership positions in Ranger.” Please clarify how the Minority Owners will come to own interests in Ranger (i.e., whether the Minority Owners will acquire their interests in Ranger from a third party; whether they will form Ranger as the founding members, etc.). Please also identify the 10% or more owners of Ranger and clarify how such owners acquired their interests in Ranger.

Response 7. The disclosure has been revised accordingly and the Registrant notes that there are no 10% or more owners of Ranger other than the persons and entity listed.

Comment 8.	Under the heading “PROPOSAL 2 – APPROVAL OF A NEW SUB-ADVISORY AGREEMENT—The New Sub-Advisory Agreement,” in the third paragraph please clarify whether Ranger will be entitled to receive the pro rata benefit of any amount waived by Ascent that is ultimately recovered by Ascent during the three year recoupment period.

Response 8. The disclosure has been revised to reflect that Ranger will be entitled to receive the pro rata benefit of any amount waived by Ascent that is ultimately recovered by Ascent during the three year recoupment period.

Comment 9.	Under the heading “INFORMATION ABOUT RANGER AND ITS AFFILIATES,” please identify the 10% or more owners of Ranger as well as the owner of TTM Investments, LLC.

Response 9. The disclosure has been revised accordingly and the Registrant notes that there are no 10% or more owners in Ranger other than the persons and entity listed.

Comment 10.	Under the heading “PROPOSAL 3 – APPROVAL OF MANAGER OF MANAGERS STRUCTURE THAT WILL PERMIT ASCENT, IN THE FUTURE, TO CONTRACT WITH SUB-ADVISERS WITHOUT SHAREHOLDER APPROVAL,” please revise the disclosure to clarify that the Portfolio will be required to provide to shareholders much of the same information as previously required regarding any sub-adviser and that any changes with respect to a sub-adviser will be communicated in a Multi Manager Information Statement provided to shareholders.

Response 10. The disclosure has been revised accordingly.

Comment 11.	Under the heading “VOTING INFORMATION,” please revise the penultimate sentence of the fourth paragraph to include the word “not” as follows, if applicable: “Broker non-votes” occur where: (i) shares are held by brokers or nominees, typically in “street name”; (ii) instructions have not been received from the beneficial owners or persons entitled to vote the shares; (iii) the broker or nominee does not have discretionary voting power on a particular proposal, and (iv) the proposal is one for which, under the Rules of the NYSE, the broker or nominee does not have discretionary voting power.

Response 11. The disclosure has been revised accordingly.

Comment 12.	In “Appendix B—INVESTMENT ADVISORY AGREEMENT BETWEEN ASCENT INVESTMENT ADVISORS, LLC AND RANGER GLOBAL REAL ESTATE ADVISORS LLC REGARDING THE SARATOGA ADVANTAGE TRUST,” Section 6(b) states: “This Agreement may not be amended, transferred, sold or in any manner hypothecated or pledged by the Advisor without the affirmative vote of a majority of the Board and by the vote of a majority of the Trustees of the Trust who are not parties to this Agreement or interested persons of any such party or by vote of a majority of the outstanding voting securities of the Portfolio. The Manager may immediately terminate this Agreement without notice to any party in the event of its assignment by the Advisor.” Pursuant to Section 15 of the 1940 Act, an investment advisory contract will automatically terminate in the event of its assignment. Please explain why this Section 6(b) purports to give discretion to transfer, sell, pledge or hypothecate the advisory agreement to the Board when such a transaction would cause the agreement to automatically terminate. With respect to the second sentence, if the Advisor were to assign the agreement it would automatically terminate; however, by use of the word “may” this sentence seems to give the Manager the option to not terminate the agreement. Please reconcile or clarify these discrepancies.

Response 12. The Trust acknowledges your comment. Accordingly, Section 6(b) of the Advisory Agreement has been deleted in its entirety and replaced with the following: “(b) As long as this Agreement remains in effect, the Board may amend the Agreement subject to applicable law. This Agreement will terminate automatically in the event of its “assignment,” as defined in the 1940 Act.”

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss